

News Release

Alexco Announces US$6.5 Million Bought Deal Equity Financing

June 3, 2019 – Alexco Resource Corp. (NYSE AMERICAN: AXU; TSX: AXR) ("Alexco" or the "Company") is pleased to announce that it has entered into an agreement with Cantor Fitzgerald Canada Corporation as sole bookrunner (the "**Underwriter**"), pursuant to which the Underwriter has agreed to purchase, on a bought deal basis, 6,500,000 common shares (the "**Offered Shares**") at a price of US$1.00 per Offered Share for aggregate gross proceeds of approximately US$6,500,000 (the "**Offering**").

The Company has granted the Underwriter an over-allotment option (the "**Over-Allotment Option**"), exercisable in whole or in part, on and for a period of up to 30 days following the Closing Date (as defined below), to purchase up to an additional 975,000 Offered Shares (the "**Underwriter's Option Shares**") on the same terms and conditions as the Offering.

The Company shall pay the Underwriter a commission equal to 7.0% of the gross proceeds of the Offering, including proceeds received from the exercise of the Over-Allotment Option, plus issue non-transferable common share purchase warrants in an amount equal to 4.0% of the number of Offered Shares sold in the Offering (the "**Underwriter Warrants**"). Each Underwriter Warrant shall entitle the Underwriter to purchase one common share of the Company at an exercise price of US$1.00 for 12 months from the Closing Date (as defined below).

Gross proceeds from the sale of the Offered Shares will be used to fund continuing development of the Keno Hill Silver Project and for general corporate and working capital purposes.

The closing of the Offering is expected on or about June 7, 2019 (the "**Closing Date**") and is subject to regulatory approval including that of the Toronto Stock Exchange and NYSE American.

The Offering will be made by way of a prospectus supplement (the "**Prospectus Supplement**") to the Company's existing Canadian base shelf prospectus (the "**Base Shelf Prospectus**") and related U.S. registration statement on Form F-10 (SEC File No. 333-227024) (the "**Registration Statement**"). The U.S. form of Base Shelf Prospectus is included in the Registration Statement. The Prospectus Supplement has been filed with the securities commissions in each of the provinces of British Columbia, Alberta, Ontario, Saskatchewan and Manitoba and the United States Securities and Exchange Commission (the "**SEC**"). The Canadian Prospectus Supplement (together with the related Canadian Base Shelf Prospectus) is available on SEDAR at www.sedar.com. The United States Prospectus Supplement (together with U.S. Base Shelf Prospectus and the Registration Statement) will be available on the SEC's website at www.sec.gov. Alternatively, the Canadian Prospectus Supplement (together with the related Canadian Base Shelf Prospectus) may be obtained, when available, upon request by contacting the Company or Cantor Fitzgerald Canada Corporation in Canada, attention: Equity Capital Markets, 181 University Avenue, Suite 1500, Toronto, ON, M5H 3M7, email: ecmcanada@cantor.com; the United States Prospectus Supplement (together with the related United States Base Shelf Prospectus and the Registration Statement) may be obtained, when available, upon request by contacting the Company or Cantor Fitzgerald & Co., Attention: Equity Capital Markets, 499 Park Avenue, 6th Floor, New York, New York, 10022 or by email at prospectus@cantor.com.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. The securities being offered have not been approved or

Head Office   T. 604 633 4888

Alexco Resource Corp.   F. 604 633 4887
Suite 1225, Two Bentall Centre, 555 Burrard Street, Box 216
Vancouver, BC V7X 1M9
Canada



disapproved by any regulatory authority, nor has any such authority passed upon by the accuracy or adequacy of the Prospectus Supplements, the Base Shelf Prospectuses or the Registration Statement.

About Alexco

Alexco owns the majority of the historic high-grade Keno Hill Silver District in Canada's Yukon Territory. Alexco also operates a wholly-owned subsidiary business, Alexco Environmental Group, that provides mine-related environmental services, remediation technologies and reclamation and mine closure services to both government and industry clients in North America and elsewhere.

Contact

Clynton R. Nauman, Executive Chairman and Chief Executive Officer
Kettina Cordero, Director of Investor Relations
Phone: (778) 945-6577
Email: kcordero@alexcoresource.com

*Some statements ("**forward-looking statements**") in this news release contain forward-looking information concerning the Offering and the use of proceeds thereof, plans related to Alexco's business and other matters that may occur in the future, made as of the date of this news release. Forward-looking statements may include, but are not limited to, statements with respect to the proposed Offering, anticipated closing of the Offering, potential exercise by the Underwriter of its option to acquire Underwriter's Option Shares and anticipated use of proceeds. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, among others, risks related to regulatory approval of the Offering; actual results and timing of exploration and development, mining, environmental services and remediation and reclamation activities; future prices of silver, gold, lead, zinc and other commodities; possible variations in mineral resources, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; First Nation rights and title; continued capitalization and commercial viability; global economic conditions; competition; and delays in obtaining governmental approvals or financing or in the completion of development activities. Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made. In making the forward-looking statements included in this news release, Alexco has applied several material assumptions, including, but not limited to, the assumption that regulatory approval of the Offering will be obtained in a timely manner; all conditions precedent to completion of the Offering will be fulfilled in a timely manner; Alexco will be able to raise additional capital as necessary, that the proposed exploration and development activities will proceed as planned, and that market fundamentals will result in sustained silver, gold, lead and zinc demand and prices. There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Alexco expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.*